Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 7 DATED AUGUST 20, 2024

MASTERWORKS VAULT 1, LLC

This Supplement No. 7 dated August 20, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023, Post-Qualification Amendment No. 2 filed on June 8, 2023, Post-Qualification Amendment No. 3 filed on June 15, 2023, Post-Qualification Amendment No. 4 filed on June 30, 2023, Post-Qualification Amendment No. 5 filed on August 1, 2023 and Post-Qualification Amendment No. 6 filed on August 15, 2023, Post-Qualification Amendment No. 7 filed on October 30, 2023, Post-Qualification Amendment No. 8 filed on November 7, 2023, Post-Qualification Amendment No. 9 filed on November 20, 2023, Post-Qualification Amendment No. 10 filed on January 23, 2024, Post-Qualification Amendment No. 11 filed on March 21, 2024, Post-Qualification Amendment No. 12 filed on May 1, 2024, Post-Qualification Amendment No. 13 filed on May 30, 2024, Post-Qualification Amendment No. 14 filed on July 31, 2024 and Post-Qualification Amendment No. 15 filed on August 7, 2024. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Jean-Michel Basquiat	0.97
Alighiero Boetti	1.46
George Condo	0.70
Adrian Ghenie	N/A
Jacqueline Humphries	N/A
Alex Katz	0.45
Barbara Kruger	1.51
Nicolas Party	N/A
Elizabeth Peyton	N/A
Gerhard Richter	0.70
Kazuo Shiraga	0.80
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Jean-Michel Basquiat	31.6%	$1,800	November 2, 1984	$98,000,000	June 30, 2024
Alighiero Boetti	25.3%	$2,100	April 29, 1988	$7,400,000	June 30, 2024
George Condo	22.5%	$2,500	May 6, 1986	$5,805,900	June 30, 2024
Adrian Ghenie	59.0%	$18,000	March 8, 2011	$8,662,588	June 30, 2024
Jacqueline Humphries	21.0%	$1,700	February 22, 1993	$675,000	June 30, 2024
Alex Katz	12.7%	$28,000	May 9, 1984	$3,444,098	June 30, 2024
Barbara Kruger	9.0%	$55,000	May 2, 1988	$1,250,000	June 30, 2024
Nicolas Party	190.5%	$1,037	June 15, 2016	$5,525,333	June 30, 2024
Elizabeth Peyton	26.7%	$6,000	November 17, 1999	$2,033,333	June 30, 2024
Gerhard Richter	24.0%	$7,386	June 26, 1984	$41,142,600	June 30, 2024
Kazuo Shiraga	24.2%	$12,050	December 19, 1993	$8,952,716	June 30, 2024
Lynette Yiadom-Boakye	42.5%	$67,124	October 17, 2013	$2,979,020	June 30, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Jean-Michel Basquiat	16.8%	100	May 8, 1996	May 13, 2024
Alighiero Boetti	14.4%	33	December 8, 1999	May 16, 2024
George Condo	15.4%	96	May 8, 1996	June 27, 2024
Adrian Ghenie	N/A	N/A	N/A	N/A
Jacqueline Humphries	N/A	N/A	N/A	N/A
Alex Katz	7.4%	40	October 10, 1996	May 29, 2024
Barbara Kruger	13.9%	16	November 17, 1999	May 15, 2023
Nicolas Party	N/A	N/A	N/A	N/A
Elizabeth Peyton	N/A	N/A	N/A	N/A
Gerhard Richter	11.3%	143	June 27, 1996	June 27, 2024
Kazuo Shiraga	14.6%	48	July 2, 2003	April 6, 2024
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Jean-Michel Basquiat	Mature
Alighiero Boetti	Mature
George Condo	Established
Adrian Ghenie	Emerging
Jacqueline Humphries	Speculative
Alex Katz	Established
Barbara Kruger	Emerging
Nicolas Party	Emerging
Elizabeth Peyton	Emerging
Gerard Richter	Mature
Kazuo Shiraga	Mature
Lynette Yiadom-Boakye	Emerging